

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Kwanghyun Kim
President
Roid Group, Inc.
10246 Black Mountain Rd.
San Diego, CA 92126

> **Re: Roid Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 11, 2021**
> **File No. 000-56240**

Dear Dr. Kim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Coldicutt